UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

EXPLANATORY NOTE

This Amendment No. 1 to the Form 6-K of Tahoe Resources Inc. (the “Company”) is being filed to amend the 52-109F1 forms that were originally filed with the SEDAR and the U.S. Securities and Exchange Commission on March 8, 2013. The forms that were filed on March 8, 2013 were inaccurate because they are Interim Filing Certifications not Annual Filing Certifications. No other revisions to the Form 6-K have been made. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s annual filings completed on March 8, 2013. This Amendment No. 1 does not reflect events occurring after March 8, 2013 or modify or update those disclosures that may have been affected by subsequent events.

SUBMITTED HEREWITH

Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2012*
99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2012 and 2011 together with the report of the auditors thereon*
99.3	Management Discussion and Analysis of the Company for the year ended December 31, 2012*
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.8	Consent of KPMG LLP dated March 8, 2013 relating to their audit report dated March 8, 2012 on the financial statements of the Company for the year ended December 31, 2011*
99.9	Consent of Deloitte LLP dated March 7, 2013 relating to their audit report dated March 7, 2013 on the financial statements of the Company for the year ended December 31, 2012*
99.10	Consent of Conrad Huss, P.E., dated March 7, 2013*
99.11	Consent of Daniel Roth, P.E., dated March 7, 2013*
99.12	Consent of Thomas L. Drielick, P.E., dated March 7, 2013*
99.13	Consent of Paul Tietz, C.P.G., dated March 7, 2013*
99.14	Press Release dated March 8, 2013*
99.15	52-109F1 - Certification of annual filings - CEO (Revised)
99.16	52-109F1 - Certification of annual filings - CFO (Revised)

* previosuly filed on Form 6-K dated March 8, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: March 13, 2013

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel